Exhibit 99.1

Gridsum Appoints Herman Fong as Director and Co-President

BEIJING, February 1, 2019 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ: GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced the appointment of Herman Fong as executive director and co-president, with a focus on corporate development.

Mr. Fong brings approximately 22 years of experience in the financial markets to Gridsum. From 2011 to October 2018, he was a partner and Chief Investment Officer of Public Markets Strategy at Pacific Alliance Group (“PAG”) Hong Kong, one of Asia’s largest alternative investment management firms that manages assets across a diverse array of private equity, real estate and absolute return strategies. While at PAG, he started and managed the firm’s liquid trading strategies business, and oversaw the investment, trading, operations, risk and compliance teams. Prior to PAG Hong Kong, he started the Hong Kong office for D.B. Zwirn Asia Partners Ltd., where he was Managing Director and CIO of Asia Pacific liquid trading strategies from 2005 to 2008. Prior to D.B. Zwirn, he held a variety of senior roles in trading across Asia, including at ABN AMRO Bank in Hong Kong from 2002 to 2005, Credit Agricole Indosuez in Hong Kong from 2000 to 2002, Lehman Brothers in Tokyo from 1998 to 2000, and Salomon Brothers in Hong Kong from 1996 to 1998. Mr. Fong received a Master of Science in operations research from Stanford University and a Bachelor of Science in mechanical engineering from University of California, Berkeley.

Mr. Fong replaces Xiang (Sean) Fan, who has served as a member of the Company’s Board of Directors since 2015 and resigned from that position concurrently with Mr. Fong’s appointment.

Mr. Guosheng Qi, Chief Executive Officer of Gridsum, commented, “We could not be happier to welcome Herman to our company and our board. He has deep experience in financial markets and has known our company well ever since he led PAG’s series-C investment in our company back in 2015. Herman not only brings extensive leadership qualities, but also extensive relationships with companies in manufacturing and other traditional industries from his time investing in these businesses over the past twenty years. We believe these contacts will help us expand our business as we build out our solutions for IIoT, and other cutting-edge technologies. I would also like to thank Sean Fan for his service to our company over the past few years. We wish him the best in his future endeavors.”

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, quotations from management in this announcement as well as Gridsum’s strategic and operational plans are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to unexpected difficulties in pursuit of our goals and strategies; reduced demand for our solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competition in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information, please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com